

June 10, 2010

<u>Via U.S. Mail and facsimile</u>

Marshall N. Morton
President, Chief Executive Officer and Director
Media General, Inc.
333 East Franklin Street
Richmond, VA 23219

> **Re: Media General, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed June 4, 2010**
> **File No. 333-166573**

Dear Mr. Morton:

We have reviewed your response to the comments in our letter dated June 1, 2010 and have the following additional comments. Please note that all page references below correspond to the unmarked version of your filing on EDGAR.

<u>Material U.S. Federal Income Tax Considerations of the Exchange, page 81</u>

1. We note your response to our prior comment 4 and reissue our comment in part. Please revise this section to clearly state that this section is counsel's opinion.

2. We note your response to our prior comment 8. Please revise the last sentence of this section and the last sentence of the second paragraph to state that investors are encouraged to consult their own tax advisors, rather than using the words should or urged.

<u>Exhibit 5.1</u>

3. Please have counsel confirm that the reference in the third to last paragraph to the Delaware General Corporation Law and the Delaware Limited Liability Company Act, and the laws of the State of Texas under Title 2 of the Texas Business Organizations Code, includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Delaware and the state of Texas, respectively.

Exhibit 8.1

4. We note your response to our prior comment 3; however, please revise the first sentence of the second paragraph to clarify that all material U.S. federal income tax consequences have been discussed rather than just "certain" consequences.

5. We note that you have elected to provide a short form tax opinion but that counsel merely states in the third to last paragraph that the tax section of the registration statement is an accurate general description of the United States federal income tax consequences described therein. If you choose to retain the short form opinion, please clearly indicate that the registration statement disclosure regarding tax consequences is counsel's opinion.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Jane Whitt Sellers
       McGuire Woods LLP
       Fax: (804) 775-1000